*KH 9/1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34240

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 5/01/10 (MM/DD/YY) AND ENDING 4/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.W. Smith & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10940 NE 33RD Place, Suite 102
(No. and Street)

Bellevue	WA	98004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paige Pierce (801) 733-9909
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11021676

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 9/9

OATH OR AFFIRMATION

I, Paige Pierce, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.W. Smith & Associates, Inc., as of April 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Cameron Philipoom

Notary Public

Notary Public
CAMERON PHILIPOOM
5952 Wahlquist Lane
Murray, Utah 84123
My Commission Expires
April 16, 2012
State of Utah

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R.W. SMITH & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2011

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS

R.W. SMITH & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2011

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

R.W. SMITH & ASSOCIATES, INC.

TABLE OF CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
R.W. Smith & Associates, Inc.

We have audited the accompanying statement of financial condition of R.W. Smith & Associates, Inc. as of April 30, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of R.W. Smith & Associates, Inc. as of April 30, 2011 in conformity with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
June 20, 2011

R.W. SMITH & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2011

ASSETS

Cash and cash equivalents (Note 1)	$	2,319,005
Receivables:		
Commission receivable		97,559
Other		23,245
Deposit with clearing broker		52,047
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation of $379,650 (Note 2)		59,106
Prepaid assets and deposits		126,886
	$	**2,677,848**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Due to clearing broker	$	33,885
Accounts payable and accrued expenses		387,852
TOTAL LIABILITIES		421,737
COMMITMENTS AND CONTINGENCIES (Notes 4 and 7)		
SHAREHOLDER'S EQUITY (Note 5):		
Common stock, series A, $0.25 par value, voting, 200,000 shares authorized; 58,419 shares issued and outstanding		14,605
Common stock, series B, no par value, nonvoting 1,500,000 shares authorized; 525,771 shares issued and outstanding		-
Additional paid-in capital		2,839,032
Deficit		(597,526)
TOTAL SHAREHOLDER'S EQUITY		2,256,111
	$	**2,677,848**

The accompanying notes are an integral part of this statement

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and business

R. W. Smith & Associates, Inc. (the "Company") is registered as a "Fixed income inter dealer broker" as defined in subsection (ii) of Rule 15c-1a2 (ii) under the Securities Exchange Act of 1934. The Company was incorporated in May 1985 under the laws of the state of Washington. In December 2005, ADC Investments, LLC purchased all outstanding shares of the Company. The Company has ten branch offices and transacts business with broker-dealers and dealer-banks and institutions throughout the United States.

Securities transactions

Fixed income transactions are recorded on a trade-date basis. Commission revenue and related expenses are recorded on a trade-date basis. Dividend income is recorded ex-dividend date and interest income and expense are recorded on the accrual basis.

Agreement with clearing broker

The Company under Rule 15c3-3(k)(1) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. The Company clears certain of its proprietary and interdealer counterparty transactions through a clearing firm on a fully disclosed basis.

Furniture, equipment and leasehold improvements

Office furniture, equipment and leasehold improvements are carried at cost and depreciated over five to seven years using the straight-line method. Maintenance and repairs are expensed when incurred.

Cash and cash equivalents

For purposes of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Included in cash on the statement of financial condition is a certificate of deposit that has been pledged as collateral for a lease in the amount of $17,429.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Income taxes

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2006. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Partnership's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended April 30, 2011.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements at April 30, 2011 consist of the following:

Data processing equipment	$ 302,620
Office equipment	28,100
Office furniture	51,221
Telephone equipment	16,070
Leasehold improvements	40,745
	438,756
Less: accumulated depreciation and amortization	379,650
	$ 59,106

NOTE 3 - INCOME TAXES

For the year ended April 30, 2011 the Company utilized approximately $308,000 of its operating loss carryforward. The Company has approximately $425,000, of remaining net operating losses expiring through 2027, which may be used to offset future taxable income. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The Company has approximately $168,000 in deferred tax benefit relating to these net operating loss carry forwards, but realization of this benefit is uncertain at the present time and accordingly a valuation allowance in the same amount has been recorded.

Significant components of the Company's deferred tax liabilities and assets as of April 30, 2011 are as follows:

	2011
Deferred tax liabilities	$ -
Deferred tax asset:	
Net operating loss	168,000
Valuation allowance for deferred tax asset	(168,000)
	$ -

The valuation allowance for the deferred tax asset was decreased by $123,000 during the year ended April 30, 2011.

NOTE 4 - LEASE OBLIGATIONS

The Company leases office space under non-cancelable operating leases expiring through 2016. At April 30, 2011, aggregate minimum future rental commitments under these leases with initial or remaining terms in excess of one year are as follows:

Year ending April 30,	Amount
2012	$ 350,346
2013	190,558
2014	95,397
2015	76,602
2016	29,572
	$ 742,475

Total rental expense of $267,821, including the non-cancelable leases referred to above, was charged to operations during the year ended April 30, 2011.

NOTE 5 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At April 30, 2011, the Company had net capital and net capital requirements of $2,029,445 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.21 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 6 - 401(K) PLAN

The Company maintains a voluntary defined contribution retirement plan, qualified under Section 401(k) of the Internal Revenue Code, that is available to all eligible employees. The Company does not currently match employees' contributions to the plan, but does pay all administrative fees for the plan.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK, CONTINGENCIES AND UNCERTAINTIES

In the normal course of business, the Company is involved in activities related to securities transactions with broker-dealers and dealer-banks and other institutions. These activities may expose the Company to off-balance sheet risk. In the event the counterparty fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the counterparty's obligations.

The Company's financial instruments, including cash, receivables, prepaid assets, deposits, due to clearing broker and other liabilities are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The Company has a deposit and receivables from its clearing broker as shown on the accompanying statement of financial condition. These amounts are subject to loss should the clearing organization cease business.

NOTE 8 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors of
R.W. Smith & Associates, Inc.
10940 NE 33rd Place Suite, 102
Bellevue, WA 98004

Ladies and Gentlemen,

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended April 30, 2011, which were agreed to by R.W. Smith & Associates, Inc., the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating R.W. Smith & Associates, Inc's. compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). R.W. Smith & Associates, Inc's management is responsible for R.W. Smith & Associates, Inc's. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended April 30, 2011, with the amounts reported in Form SIPC-7 for the year ended April 30, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
June 20, 2011

R.W. SMITH & ASSOCIATES, INC.

GENERAL ASSESSMENT RECONCILIATION
PURSUANT TO FORM SIPC-7
APRIL 30, 2011

General Assessment, per form SIPC-7, including interest	$	20,823
Less payment made with form SIPC-6		11,029
Amount paid with Form SIPC-7	**$**	**9,794**